UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of November 2005

2005 Third Quarter Results

(Commission File.  No 0-20390).

ID BIOMEDICAL CORPORATION

(Translation of registrant’s name in English)

1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40 F:                         Form 20-F  ☐    40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes:  ☐    No:  ☒

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ID Biomedical Corporation

By:	/s/ Anthony F. Holler

Anthony F. Holler, Chief Executive Officer

Date: November 25, 2005

For immediate release

ID BIOMEDICAL REPORTS 2005 THIRD QUARTER RESULTS

Vancouver, BC – November 10, 2005 – ID Biomedical Corporation (TSX: IDB; NASDAQ: IDBE) announced today financial results for the quarter ended September 30, 2005.  Amounts, unless specified, are expressed in Canadian dollars.

The Company’s third quarter financial report will be available on our web site and at www.sedar.com.

CONDENSED FINANCIAL RESULTS

The Company recorded a net loss of $35.6 million ($0.82 per share) for the three months ended September 30, 2005 compared to a net loss of $7.6 million ($0.18 per share) for the three months ended September 30, 2004. The net loss for the nine months ended September 30, 2005 was $95.7 million ($2.22 per share), compared to a net loss of $29.3 million ($0.70 per share) for the same period in 2004. The results from operations include the activities of the acquired vaccine business from Shire beginning September 10, 2004.

For the three months ended September 30, 2005, the Company’s revenue totaled $17.7 million compared to $17.4 million for the three months ended September 30, 2004. Revenue for the nine months ended September 30, 2005 was $43.4 million compared to $21.7 million for the same period in 2004.

Product sales revenue in the amount of $11.3 million and $25.8 million was recorded for the three and nine months ended September 30, 2005 respectively compared to $13.6 million and $13.6 million for the same periods in 2004. This product sales revenue primarily relates to the sales of the Company’s Fluviral and NeisVac-C vaccines to the Canadian government.

Research and development contract revenue in the amount of $4.5 million was recorded for the three months ended September 30, 2005 compared to $2.9 million for the three months ended September 30, 2004. Research and development contract revenue for the nine months ended September 30, 2005 was $12.8 million compared to $5.8 million for the same period in 2004. Research and development contract revenue includes revenue recognized as a result of the Shire Funding Facility to support the research and development of the non-flu vaccine candidates acquired from Shire. Revenue recognized from the Shire Funding Facility totaled $4.5 million and $12.3 million for the three and nine months ended September 30, 2005 respectively compared to $2.8 million for the three and nine months ended September 30, 2004. The Company determined that these amounts are appropriate to recognize as research and development contract revenue since the amount and date of repayment of these advances are not known at this time. Because the total amount available under the Shire Funding Facility has been fully drawn down, the Company will not recognize any future research and development contract revenue from this source. Other research and development contract revenue totaled $0.1 million and $0.5 million for the three and nine months ended September 30, 2005 respectively compared to $0.2 million and $3.1 million for the same periods in 2004. Other research and development contract revenue is a result of agreements executed during 2003 with Dynport Vaccine Company for the development of an antigen for an injectable subunit plague vaccine.

Previously deferred licensing revenue in the amount of $0.7 million was recognized for the three months ended September 30, 2005, compared to $0.7 million for the same period in 2004. Deferred licensing revenue recognized for the nine months ended September 30, 2005 was $2.0 million compared to $2.1 million for the same period in 2004. Based on the Company’s current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through October 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

Other revenue, consisting primarily of the pandemic readiness fees under an agreement with the Government of Canada and other fees to store and distribute vaccines under an agreement with the Quebec Ministry of Health, totaled $1.1 million and $2.8 million for the three and nine months ended September 30, 2005 respectively compared to $0.2 million and $0.2 million for the same periods in 2004. Other revenue increased as a result of the Shire acquisition.

Cost of product sales for the three and nine months ended September 30, 2005 includes the expenses related to the production of Fluviral, the distribution of NeisVac-C, costs related to pandemic readiness fees classified as other revenue, and other revenue related costs. Cost of product sales was $8.8 million and $21.9 million for the three and nine months ended September 30, 2005 respectively compared to $7.2 million and $7.2 million for the same periods in 2004.

Research and development expenses increased $21.4 million or 228%, to $30.8 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Research and development expenses for the nine months ended September 30, 2005 increased 176% to $76.5 million compared to the same period in 2004. The increase in research and development expenses in 2005, compared to the same periods in 2004, is a result of the clinical development programs acquired from Shire, predominantly the costs being incurred in support of the U.S. licensure of the Company’s injectable influenza vaccine.  Also impacting research and development expenses is the clinical cost associated with advancing our other lead development programs, and the funding of our early stage development programs. Included in research and development expenses is stock-based compensation expense totaling $1.2 million and $3.4 million for the three and nine months ended September 30, 2005 respectively compared to $0.4 million and $1.4 million for the same periods in 2004.

Research and development tax credits and grants include amounts received or receivable from Technology Partnerships Canada (“TPC”), National Institutes of Health (“NIH”) and provincial government investment tax credits. Research and development tax credits and grants were $2.6 million and $6.6 million for the three and nine months ended September 30, 2005 respectively compared to $0.7 million and $1.1 million for the same periods in 2004. There were $0.2 million and $0.9 million in TPC grants recognized for the three and nine months ended September 30, 2005 respectively compared to $0.2 million and $0.2 million for the three and nine months ended September 30, 2004. NIH grants totaled $1.9 million and $4.7 million for the three and nine months ended September 30, 2005 respectively compared to $0 million for both the three and nine months ended September 30, 2004. Provincial government investment tax credits totaled $0.5 million and $1.1 million for the three and nine months ended September 30, 2005 as compared to $0.5 million and $1.0 million for the same periods in 2004.

Selling, general and administrative expenses increased $5.9 million, or 134% to $10.3 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Selling, general and administrative expenses for the nine months ended September 30, 2005 increased $16.5 million, or 175% to $25.9 million compared to the same period in 2004. This increase is primarily the result of the selling and administrative infrastructure acquired in the Shire acquisition. Also contributing to the increase is stock-based compensation expense associated with selling, general and administrative personnel totaling $3.0 million and $7.0 million for the three and nine months ended September 30, 2005 respectively compared to $0.5 million and $1.4 million for the same periods in 2004. Additionally, for the three and nine months ended September 30, 2005, the Company incurred $1.6 million in fees associated with the proposed transaction with GSK.

Depreciation and amortization expense relates to facilities and equipment and medical technology and other assets. Depreciation and amortization expense increased $3.4 million, or 186 % to $5.3 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Depreciation and amortization for the nine months ended September 30, 2005 increased $9.3 million, or 227 % to $13.4 million compared to the same period in 2004. These increases are directly related to the value of the assets acquired in the Shire acquisition and to the reduction of the useful life of manufacturing assets that are being replaced.

Investment income increased $0.3 million to $0.8 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004. Investment income for the nine months ended September 30, 2005 increased $0.6 million compared to the same period in 2004.

The Company recorded a foreign exchange gain of $8.6 million for the three months ended September 30, 2005 as compared to a loss of $2.9 million for the three months ended September 30, 2004. For the nine months ended September 30, 2005 the Company recorded a foreign exchange gain of $8.2 million compared to a loss of $5.2 million for the same period in 2004. This foreign exchange gain is a result of the U.S. denominated Shire Funding Facility related to flu advances, the Loan Payable and the loan under the Credit Agreement, less gains related to cash and cash equivalents held in U.S. dollars.

The Company recorded interest expense and other finance charges of $8.5 million for the three months ended September 30, 2005 compared to $0.1 million for the three months ended September 30, 2004. For the nine months ended September 30, 2005 the Company recorded interest expense and other finance charges of $16.8 million compared to $0.1 million for the same period in 2004.  The increase in interest expense and other finance charges is a direct result of the flu advances received under the Shire Funding Facility and of the interest expense and finance charges associated with the Loan Payable. The Company repaid the Loan Payable on September 16, 2005. As a result of the early retirement on the loan payable, the Company accelerated the amortization of the deferred financing charges and the accretion of the fair value allocated to the share purchase warrants associated with the loan, totaling $3.8 million and which was expensed in the three months ended September 30, 2005.  Also increasing the interest expense is the US$100 million loan payable initiated on September 16, 2005 under the GSK Credit Agreement.

The Company had cash and cash equivalents of $114.3 million at September 30, 2005 as compared to $105.1 million at December 31, 2004. Included in cash and cash equivalents is $25.2 million in funds used as collateral for the Company’s standby letters of credit.

The Company’s net working capital decreased to negative $15.4 million at September 30, 2005 compared to $53.7 million at December 31, 2004. The decrease in working capital is the result of funding the Company’s research, development, manufacturing, clinical trial expenses, facility expansions and repayment of the installment payable and of the Loan Payable. Also impacting the net working capital is the US$100 million credit facility payable, classified as a short-term liability, initiated on September 16, 2005 under the GSK Credit Agreement.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

September 30, 2005 and December 31, 2004

	September 30, 2005	December 31, 2004
	(Unaudited)	(Audited)

Assets
Cash and cash equivalents	$114,344,078	$105,068,973
Other current assets	46,405,191	44,611,681
	160,749,269	149,680,654
Long-term receivable	400,466	468,278
Facilities and equipment	172,103,281	186,110,643
Investment	413,644	413,644
Medical technology and other assets	30,442,143	33,358,944
Goodwill	771,314	771,314
	$364,880,117	$370,803,477

Liabilities and Shareholders’ Equity
Current liabilities	$176,155,106	$95,978,227
Deferred revenue	7,937,001	11,101,339
Long-term debt	88,002,310	37,043,350
Obligation under capital lease	—	18,444
Shareholders’ equity	92,785,700	226,662,117

Consolidated Statements of Operations

(Expressed in Canadian dollars)

For the three and nine months ended September 30, 2005 and 2004

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue:
Product sales	$11,313,549	$13,590,927	$25,808,193	$13,590,927
Research and development contracts	4,544,628	2,945,728	12,801,107	5,835,496
Licensing	668,701	685,304	2,040,792	2,064,246
Other	1,148,060	226,862	2,775,766	226,862
	17,674,938	17,448,821	43,425,858	21,717,531
Expenses and other:
Cost of product sales	8,803,371	7,171,924	21,903,476	7,171,924
Research and development	30,758,899	9,374,329	76,522,668	27,683,167
Research and development tax credits and grants	(2,574,344)	(662,077)	(6,610,615)	(1,128,681)
Selling, general and administrative	10,258,215	4,391,378	25,904,577	9,431,939
Depreciation and amortization	5,268,674	1,842,688	13,365,184	4,087,705
	52,514,815	22,118,242	131,085,290	47,246,054
Loss from operations	(34,839,877)	(4,669,421)	(87,659,432)	(25,528,523)
Other income (expenses):
Investment income	840,340	520,393	2,625,987	2,005,986
Foreign exchange gain (loss)	8,602,932	(2,903,552)	8,173,825	(5,246,328)
Interest expense and other finance charges	(8,517,613)	(122,179)	(16,815,804)	(142,857)
Loss on disposal of facilities and equipment	(1,686,271)	(346,104)	(2,026,375)	(346,104)
Loss on disposal of medical technology and Other assets	—	—	—	(26,744)
	(760,612)	(2,851,442)	(8,042,367)	(3,756,047)
Loss before income taxes	(35,600,489)	(7,520,863)	(95,701,799)	(29,284,570)
Income taxes	18,287	36,152	18,287	36,152
Loss for the period	$(35,618,776)	$(7,557,015)	$(95,720,086)	$(29,320,722)
Basic and diluted loss per common share	$(0.82)	$(0.18)	$(2.22)	$(0.70)
Weighted average number of shares outstanding	43,499,475	42,022,892	43,141,057	41,987,269

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the three and nine months ended September 30, 2005 and 2004

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash provided by (used in) operations:
Loss for the period	$(35,618,776)	$(7,557,015)	$(95,720,086)	$(29,320,722)
Items not affecting cash	8,688,878	2,284,706	32,161,125	6,480,737
Net changes in non-cash working capital balances	4,398,920	33,034,494	(5,116,673)	28,000,905
Cash used in operating activities	(22,530,978)	27,762,185	(68,675,634)	5,160,920
Cash provided by (used in) investment activities	(19,329,048)	(72,626,212)	1,600,416	(68,696,163)
Cash provided by financing activities	42,907,551	14,634,705	76,350,323	14,790,915

Increase (decrease) in cash and cash equivalents	1,047,525	(30,229,322)	9,275,105	(48,744,328)
Cash and cash equivalents, beginning of period	113,296,553	130,572,643	105,068,973	149,087,649

Cash and cash equivalents, end of period	$114,344,078	$62,426,308	$114,344,078	$62,426,308

About ID Biomedical

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products.  It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States.  ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market.   It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event.  It also currently supplies approximately 75% of the Canadian government’s influenza vaccine purchases.

On September 7, 2005, ID Biomedical announced an agreement (“Combination Agreement”) for GlaxoSmithKline (“GSK”) to acquire ID Biomedical. The acquisition, which has been approved unanimously by both GlaxoSmithKline and ID Biomedical’s Boards of Directors, is subject to the approval of ID Biomedical’s shareholders, applicable regulatory clearances and certain other conditions. The transaction is expected to close by the end of 2005 or early 2006.

Additionally, ID Biomedical and GSK entered into a credit agreement (the “Credit Agreement”).  Pursuant to the Credit Agreement, ID Biomedical may borrow up to US$100 million and, from February 7, 2006, an additional amount of up to US$20 million.  GSK may, at its option, also make available an additional credit facility of up to US$80 million to ID Biomedical from March 7, 2006.  In the event the proposed transaction with GSK is not completed, and the Combination Agreement is terminated, the Company will have 90 days to repay all the amounts owed under the Credit Agreement.

For further information on ID Biomedical, please visit the Company’s website at www.idbiomedical.com.

The information in this management’s discussion & analysis of financial condition and results of operations contains so-called “forward-looking” statements. These include statements regarding ID Biomedical’s expectations and plans relating to the integration of the vaccine business acquired from Shire,  statements about ID Biomedical’s expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as “anticipate”, “expect”, “intend”, “plan”, “will”, “we believe”, “ID Biomedical believes”, “management believes”, and similar language. All forward-looking statements are based on ID Biomedical’s current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) whether or not the proposed acquisition of the Company by GlaxoSmithKline as set forth under the Combination Agreement dated September 7th, 2005 is successfully completed within the anticipated timeframe or at all; (ii) the Company’s ability to successfully complete preclinical and clinical development of its products; (iii) the Company’s ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the Company’s revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing, marketing and distribution; (vi) the Company’s ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the Company’s filings with the Securities and Exchange Commission.  ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

For further information, please contact:

Investor Relations/Media

Dean Linden	Michèle Roy
(604) 431-9314	(450) 978-6313
dlinden@idbiomedical.com	mroy@idbiomedical.com